UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2014

Commission File Number: 001-34862

SOUFUN HOLDINGS LIMITED

(Exact name of registrant as specified in its charter)

F9M, Building 5, Zone 4, Hanwei International Plaza

No. 186 South 4th Ring Road

Fengtai District, Beijing 100070

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Unless we otherwise specify, when used in this Form 6-K the terms “SouFun,” “we” and “our” refer to SouFun Holdings Limited and its subsidiaries and consolidated controlled entities.

This Form 6-K contains our unaudited financial results as of and for the three months ended March 31, 2014 and a discussion of these results, which we previously publicly released on May 7, 2014.

This Form 6-K, excluding Exhibit 99.1, is hereby incorporated by reference into our Registration Statement on Form F-3 (Registration No. 333-181407).

First Quarter 2014 Results

Revenues

SouFun reported total revenue of $121.2 million in the first quarter of 2014, representing an increase of 33.2% from the corresponding period in 2013, primarily driven by the growth in listing services and marketing services.

Revenue from marketing services was $47.0 million in the first quarter of 2014, an increase of 31.2% from $35.8 million in the corresponding period in 2013, primarily due to more overall advertising spending by developers during the quarter.

Revenue from e-commerce services was $29.4 million in the first quarter of 2014, an 11.6% increase from $26.4 million in the same period in 2013.

Revenue from listing services was $42.1 million in the first quarter of 2014, an increase of 57.1% from $26.8 million for the corresponding period in 2013, primarily due to increased paying agent subscribers.

Revenue from other value-added services was $2.7 million in the first quarter of 2014, an increase of 32.3% from $2.0 million in the corresponding period in 2013.

Cost of Revenue

Cost of revenue was $24.9 million in the first quarter of 2014, an increase of 24.3% from $20.0 million in the corresponding period in 2013. The increase in cost of revenue was mainly driven by the increase in taxes and surcharges and staff cost.

Gross margin was 79.5% in the first quarter of 2014, compared to 78.0% in the corresponding period in 2013.

Operating Expenses

Operating expenses were $46.9 million in the first quarter of 2014, an increase of 38.6% from $33.8 million for the corresponding period in 2013.

Selling expenses were $27.5 million in the first quarter of 2014, an increase of 47.0% from $18.7 million in the corresponding period in 2013, primarily due to increased staff cost and advertising and promotional expenses.

General and administrative expenses were $19.3 million in the first quarter of 2014, an increase of 28.3% from $15.1 million in the corresponding period in 2013, primarily due to increased staff cost.

Operating Income

Operating income was $49.5 million in the first quarter of 2014, an increase of 33.1% from $37.2 million in the corresponding period in 2013.

Income Tax Expenses

Income tax expense was $15.2 million in the first quarter of 2014, a 30.7% increase compared to $11.6 million for the corresponding period in 2013, which was due to the increase in income before taxes, partially offset by certain subsidiaries being subject to a lower dividend-related withholding tax rate compared to the corresponding period in 2013.

Net Income and EPS

Net income attributable to SouFun’s shareholders was $41.5 million in the first quarter of 2014, a 46.2% increase from $28.4 million in the corresponding period in 2013. Fully diluted earnings per ADS were $0.10 in the first quarter of 2014, an increase of 42.9% from $0.07 in the corresponding period in 2013.

Cash

As of March 31, 2014, SouFun had cash, cash equivalents, and short-term investments of $943.7 million, compared to $591.1 million as of December 31, 2013. Cash flow from operating activities was $118.2 million in the first quarter of 2014, a 97.7% increase from $59.8 million in the same period in 2013.

SouFun Holdings Limited

Condensed Consolidated Balance Sheet

(in U.S. dollars in thousands)

	March 31, 2014	December 31, 2013
	(Unaudited)	(Audited)
ASSETS
Current assets:
Cash and cash equivalents	287,613	581,010
Restricted cash, current	—	255,917
Short-term investments	656,069	10,138
Accounts receivable, net	46,098	44,541
Funds receivable	12,600	37,124
Prepayment and other current assets	21,054	31,758
Deferred tax assets, current	3,220	3,165

Total current assets	1,026,654	963,653

Non-current assets:
Property and equipment, net	218,466	221,442
Restricted cash, non-current	206,367	257,499
Deferred tax assets, non current	1,641	1,728
Deposit for non-current assets	37,797	38,140
Long-term investments	33,159	—
Other non-current assets	23,894	22,627

Total non-current assets	521,324	541,436

Total assets	1,547,978	1,505,089

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term loans	—	90,000
Deferred revenue	138,631	115,043
Accrued expenses and other liabilities	141,012	143,292
Income tax payable	52,815	43,688
Customers’ refundable fees	64,545	53,066
Amounts due to a related party	687	537

Total current liabilities	397,690	445,626

Non-current liabilities:
Long-term loans	180,750	180,750
Convertible senior notes	400,000	350,000
Deferred tax liabilities, non-current	89,035	84,767
Other non-current liabilities	475	479

Total non-current liabilities	670,260	615,996

Total Liabilities	1,067,950	1,061,622

Shareholders’ equity:
Class A ordinary shares, par value Hong Kong Dollar (“HK$”) 1 per share, 600,000,000 shares authorized for Class A and Class B in aggregate, and 57,568,424 shares and 57,440,895 shares issued and outstanding as at March 31, 2014 and December 31, 2013, respectively	7,392	7,376
Class B ordinary shares, par value HK$1 per share, 600,000,000 shares authorized for Class A and Class B in aggregate, and 24,336,650 shares and 24,336,650 shares issued and outstanding as at March 31, 2014 and December 31, 2013 , respectively	3,124	3,124
Additional paid-in capital	91,928	89,071
Accumulated other comprehensive income	35,547	43,381
Retained earnings	342,037	300,515

Total SouFun Holdings Limited shareholders’ equity	480,028	443,467
Noncontrolling interests	—	—

Total shareholders’ equity	480,028	443,467
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,547,978	1,505,089

SouFun Holdings Limited

Condensed Consolidated Statements of Comprehensive Income

(in thousands of U.S. dollars, except share data and per share data)

	Three months ended
	March 31, 2014 (Unaudited)	March 31, 2013 (Unaudited)
Revenues:
Marketing services	46,983	35,813
E-commerce services	29,415	26,363
Listing services	42,145	26,834
Other value-added services	2,678	2,024

Total revenues	121,221	91,034

Cost of Revenues:
Cost of services	(24,905)	(20,030)

Total Cost of Revenues	(24,905)	(20,030)
Gross Profit	96,316	71,004
Operating expenses and income:
Selling expenses	(27,534)	(18,732)
General and administrative expenses	(19,316)	(15,060)
Other income	53	—
Operating Income	49,519	37,212
Foreign exchange loss	(12)	—
Interest income	11,344	5,678
Interest expense	(5,094)	(3,337)
Government grants	966	422
Gain on bargain purchase	—	102

Income before income taxes and noncontrolling interests	56,723	40,077
Income tax expenses
Income tax expense	(15,201)	(11,633)

Net income	41,522	28,444
Net income attributable to noncontrolling interests	—	35

Net income attributable to SouFun Holdings Limited shareholders	41,522	28,409
Other comprehensive income, net of tax
Foreign currency translation adjustments	(7,834)	1,368
Unrealized gain on available-for-sale security	—	78

Total other comprehensive income, net of tax	(7,834)	1,446

Comprehensive income	33,688	29,890

Earnings per share for Class A and Class B ordinary shares
Basic	0.51	0.36

Diluted	0.48	0.34

Earnings per ADS
Basic	0.10	0.07
Diluted	0.10	0.07
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	81,852,230	77,898,531
Diluted	92,606,216	83,308,983
Weighted average number of ADSs outstanding:
Basic	409,261,150	389,492,655

Diluted	463,031,080	416,544,915

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOUFUN HOLDINGS LIMITED

By:	/s/ Vincent Tianquan Mo
Name:	Vincent Tianquan Mo
Title:	Executive Chairman

Date: May 30, 2014

Exhibit Index

Exhibit 99.1 — Press Release